SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)
________________________

GAMCO Investors, Inc.
(Name of Subject Company)
________________________

GAMCO Investors, Inc.
(Names of Filing Persons - Offeror)
________________________

Class A Common Stock, $0.001 Par Value
(Title of Class of Securities)
________________________

361438104

(CUSIP Number of Class of Securities)
________________________

Kevin Handwerker

GAMCO Investors, Inc.

One Corporate Center

Rye, New York 10580

(914) 921-5192

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas

New York, New York 10019
(212) 451-2300

________________________

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$30,000,000	$3,894.00

(1)       The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $30,000,000 in aggregate of Class A common stock, par value $0.001 per share.

(2)       The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,894.00

Form or Registration No.: Schedule TO

Filing Party: GAMCO Investors, Inc.

Date Filed: March 11, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO AMENDMENT NO. 1

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission by GAMCO Investors, Inc. (“GAMCO,” the “Company” or the “Registrant”) on March 11, 2020, in connection with the Company’s offer to purchase up to $30,000,000 in value of shares of its Class A common stock, par value $0.001 per share (the “Offer”). The Offer was being made in accordance with the terms and subject to the conditions described in the Offer to Purchase for Cash dated March 11, 2020 (the “Offer to Purchase”), and in the Letter of Transmittal (the “Letter of Transmittal”) (which have been previously filed as exhibits to this Schedule TO) and was scheduled to expire at 5:00 P.M., Eastern time, on April 8, 2020, unless extended or terminated (such date and time, the “Expiration Date”). Unless otherwise indicated, all references to “shares” are to shares of our Class A common stock.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:

Termination of Tender Offer

On March 18, 2020, the Company announced that it had terminated the Offer as a result of the suspension of trading and market index conditions to the Offer not having been satisfied, as described below.

The Company’s obligation to acquire shares pursuant to the Offer was subject to various terms and conditions as specified in the Offer to Purchase and Letter of Transmittal documents that were distributed to holders, including conditions that specified that (i) there shall not have occurred any general suspension of trading in, or limitation on prices for, securities on any national securities exchange in the United States and (ii) there shall not have occurred a decrease of more than 10% in the general level of market prices for equity securities in the United States of the New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies (the “S&P 500 Index”), in each case measured from the close of trading on March 10, 2020, the last full trading day prior to the commencement of the Offer.

Under the terms of the Offer, once such a trading suspension or decrease in market prices occurred at any time prior to the expiration of the Offer, and regardless of any subsequent reopening of trading or share price or market index changes, GAMCO had the right to terminate the Offer.

On March 12, 2020 and March 16, 2020, the New York Stock Exchange (“NYSE”) suspended trading for fifteen minutes following a material decline in the S&P 500 Index. In addition, on March 16, 2020, each of the New York Stock Exchange Index, the Dow Jones Industrial Average, the NASDAQ Global Market Composite Index, and the S&P 500 Index experienced a decrease of more than 10% in the general level of market prices for equity securities in the United States. Accordingly, the Company has exercised its right to terminate the Offer as a result of these triggering events having occurred.

As a result of this termination, no shares will be purchased in the Offer and all shares previously tendered and not withdrawn will be promptly returned to tendering holders.

A copy of the press release issued by the Company on March 18, 2020 announcing the termination of the Offer is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented by adding the following exhibit:

(a)	(5)	(B)	Press Release dated March 18, 2020.

Item 12.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2020	GAMCO INVESTORS, INC.

	By:	/s/ Kieran Caterina
	Name:	Kieran Caterina
	Title:	Principal Financial Officer

Exhibit Index

The following are attached as exhibits to this Schedule TO:

(a)	(1)	(A)*	Offer to Purchase for Cash, dated March 11, 2020.
		(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
		(C)*	Notice of Guaranteed Delivery.
		(D)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
		(E)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other n ominees to their clients.
	(5)	(A)	Press Release dated March 9, 2020 (incorporated by reference to the Schedule TO-C filed by the Company on March 9, 2020).
		(B)	Press Release dated March 18, 2020.

(b)	Not applicable.

(d)	(1)	The Company’s 2002 Stock Award and Incentive Plan (incorporated by reference to Exhibit A to the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2002).
	(2)	First Amendment to the Company’s 2002 Stock Award and Incentive Plan (incorporated by reference to Annex D to the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 30, 2013).
	(3)	Second Amendment to the Company’s 2002 Stock Award and Incentive Plan (incorporated by reference to Exhibit A to the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 21, 2016).
	(4)	Restricted Stock Unit Agreement, dated December 21, 2015, by and between the Company and Mario J. Gabelli (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 8-K dated December 21, 2015 filed with the Securities and Exchange Commission on December 28, 2015).
	(5)	Restricted Stock Unit Agreement, dated December 23, 2016, by and between the Company and Mario J. Gabelli (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 8-K dated December 23, 2016 filed with the Securities and Exchange Commission on December 29, 2016).
	(6)	Restricted Stock Unit Agreement, dated September 30, 2017, by and between the Company and Mario J. Gabelli (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 8-K dated September 30, 2017 filed with the Securities and Exchange Commission on October 5, 2017).
	(7)	Employment Agreement between the Company and Mario J. Gabelli (incorporated by reference to Exhibit 10.1 to Company’s Report on Form 8-K dated February 6, 2008 filed with the Securities and Exchange Commission on February 7, 2008).
	(8)	Transitional Administrative and Management Services Agreement, dated November 30, 2015, by and between the Company and Associated Capital Group, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K dated November 30, 2015 filed with the Securities and Exchange Commission on December 4, 2015).
	(9)	Service Mark and Name License Agreement, dated November 30, 2015, by and between the Company and Associated Capital Group, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K dated November 30, 2015 filed with the Securities and Exchange Commission on December 4, 2015).
	(10)	Tax Indemnity and Sharing Agreement, dated November 30, 2015, by and between GAMCO Investors, Inc. and Associated Capital Group, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 8-K dated November 30, 2015 filed with the Securities and Exchange Commission on December 4, 2015).

(g)	None.
(h)	Not applicable. *Previously filed with the Schedule TO-I filed by the Company on March 11, 2020